PROSPECTUS

                                 850,510 SHARES

                                  YAHOO! INC.

                        COMMON STOCK, $0.00067 PAR VALUE
                               ------------------

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

    All references herein to "Yahoo!" or the "Company" mean Yahoo! Inc., a California corporation, unless otherwise indicated by the context.

    The 850,510 shares of Yahoo! Inc. Common Stock, $0.00067 par value, covered by this Prospectus (the "Shares") are offered for the account of certain shareholders of the Company (the "Selling Shareholders"). The Shares were acquired by or may be acquired by certain of the Selling Shareholders in connection with the purchase by the Company and SOFTBANK Holdings Inc., a Delaware corporation ("Softbank"), of shares of capital stock of GeoCities, a California corporation, in December 1997 and January 1998 (the "GeoCities Transaction") or may be sold directly by Softbank as Selling Shareholder in lieu of sale by the other Selling Shareholders. For additional information regarding the GeoCities Transaction, see "Acquisition of Common Stock by Selling Shareholders." The Shares may be offered by the Selling Shareholders from time to time in one or more transactions in the over-the-counter market at prices prevailing therein, in negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. Each Selling Shareholder has advised the Company that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

    The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Shareholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "YHOO." On January 12, 1998, the last sale price of the Company's Common Stock on the Nasdaq National Market was $62 1/2 per share.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              UNDERWRITING DISCOUNTS         PROCEEDS TO
                                       PRICE TO PUBLIC            AND COMMISSION         SELLING SHAREHOLDERS
Per Share........................
Total............................       See Text Above            See Text Above            See Text Above

                THE DATE OF THIS PROSPECTUS IS JANUARY 13, 1998

    No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             ADDITIONAL INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. The Company is also required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). The Common Stock of the Company is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site (http:// www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-26822).

        2. The Company's definitive Proxy Statement dated March 25, 1997, filed in connection with the Company's April 30, 1997 Annual Meeting of Shareholders.

        3. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997 (File No. 0-26822).

        4. The Company's Current Reports on Form 8-K, filed with the Commission on August 4, 1997, October 14, 1997 (as amended October 30, 1997) and January 5, 1998 (File No. 0-26822).

        5. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A, filed with the Commission on March 12, 1996 (File No. 0-26822).

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Andrea Klipfel, Investor Relations, 3400 Central Expressway, Suite 201, Santa Clara, California 95051, telephone: (408) 731-3300.

                                  THE COMPANY

    Yahoo! is an Internet media company that offers a network of globally-branded properties, specialty programming, and aggregated content distributed primarily on the World Wide Web (the "Web") serving business professionals and consumers, and is among the most widely used guides for information and discovery on the Web.

    Under the "Yahoo!" brand, the Company provides intuitive, context-based guides to online content, Web search capabilities, aggregated third-party content and community and personalization features. In September 1997, Internet users viewed an average of 50 million Web pages per day in "Yahoo!" branded properties.

    The Company makes its properties available without charge to users and generates revenue primarily through the sale of banner advertising. Advertising on Yahoo! properties is sold through the Company's internal advertising sales force and third party agents. During the third quarter of 1997, more than 1200 advertisers purchased advertising on Yahoo! properties.

    Yahoo! was incorporated on March 5, 1995 under the laws of California. The Company's principal executive offices are located at 3400 Central Expressway, Suite 201, Santa Clara, California 95051 and its telephone number is (408) 731-3300. As used in this prospectus, the "Company" and "Yahoo!" refer to Yahoo! Inc., a California corporation, and its wholly owned subsidiaries.

                                  RISK FACTORS

    THIS PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN) CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR FUTURE STRATEGIES. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. IN EVALUATING THE COMPANY'S BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH HEREIN OR INCORPORATED HEREIN BY REFERENCE.

LIMITED OPERATING HISTORY; ANTICIPATED LOSSES

    The Company was incorporated in March 1995 and did not commence generating advertising revenues until August 1995. Accordingly, the Company has a limited operating history upon which an evaluation of the Company can be based, and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services, including the Web-based advertising market. Specifically, such risks include, without limitation, the failure to continue to develop and extend the "Yahoo!" brand, the failure to develop new media properties, the inability of the Company to maintain and increase the levels of traffic on Yahoo! properties, the development of equal or superior services or products by competitors, the failure of the market to adopt the Web as an advertising medium, the failure to successfully sell Web-based advertising through the Company's recently developed internal sales force, potential reductions in market prices for Web-based advertising as a result of competition or other factors, the failure of the Company to effectively generate commerce-related revenues through sponsored services and placements in Yahoo! properties, the inability of the Company to effectively integrate the technology and operations or any other acquired businesses or technologies with its operations such as the recent acquisition of Four11 Corporation, the failure of the Company to successfully offer personalized Web-based services, such as e-mail services, to consumers without errors or interruptions in service, and the inability to continue to identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks. As of September 30, 1997, the Company had an accumulated deficit of $26,695,000. The limited operating history of the Company and the uncertain nature of the markets addressed by the Company make the prediction of future results of operations difficult or impossible and, therefore, the recent revenue growth experienced by the Company should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. The Company believes that period-to-period comparisons of its operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. The Company currently expects to significantly increase its operating expenses to expand its sales and marketing operations, to fund greater levels of product development and to develop and commercialize additional media properties. As a result of these factors, there can be no assurance that the Company will not incur significant losses on a quarterly and annual basis.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    As a result of the Company's limited operating history, the Company does not have historical financial data for a significant number of periods on which to base planned operating expenses. The Company derives the majority of its revenues from the sale of advertisements under short-term contracts, which are difficult to forecast accurately. The Company's expense levels are based in part on its expectations concerning future revenue and to a large extent are fixed. The Company also has fixed expenses in the form of advertising revenue guarantees of up to $18.5 million over the next 18 months relating to the NETSCAPE GUIDE BY YAHOO!, which subject the Company to additional risk in the event that revenues from this property are not sufficient to offset guaranteed payments and related operating expenses. Quarterly revenues and operating results depend substantially upon the advertising revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to the Company's expectations would have an immediate adverse effect on the Company's business, operating results and financial condition. In addition, the Company plans to continue to significantly increase its operating expenses to expand its sales and marketing operations, to continue to develop and extend the "Yahoo!" brand, to fund greater levels of product development and to develop and commercialize additional media properties. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially and adversely affected.

    The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the level of usage of the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on Yahoo! properties and the Company's other online media properties, the advertising budgeting cycles of individual advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or its competitors, pricing changes for Web-based advertising, the timing of initial set-up, engineering or development fees that may be paid in connection with larger advertising and distribution arrangements, technical difficulties with respect to the use of YAHOO! or other media properties developed by the Company, incurrence of costs relating to acquisitions such as the recent acquisition of Four11 Corporation, general economic conditions and economic conditions specific to the Internet and online media. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. The Company also has experienced, and expects to continue to experience, seasonality in its business, with user traffic on YAHOO! and the Company's other online media properties being lower during the summer and year-end vacation and holiday periods, when usage of the Web and the Company's services typically experience slower growth or decline. Additionally, seasonality may also affect the amount of customer advertising dollars placed with the Company in the first and third calendar quarters as advertisers historically spend less during these quarters.

    A key element of the Company's strategy is to generate additional advertising revenues through sponsored services and placements by third parties in Yahoo! online properties in addition to banner advertising. In connection with these arrangements, the Company may receive sponsorship fees as well as a portion of transaction revenues received by the third party sponsor from users originated through the Yahoo! placement, in return for minimum levels of user impressions to be provided by the Company. To the extent implemented, these arrangements expose the Company to potentially significant financial risks, including the risk that the Company fails to deliver required minimum levels of user impressions and that third party sponsors do not renew the agreements at the end of their term. In addition, because the Company has limited experience with these arrangements, the Company is unable to determine what effect such arrangements will have on gross margins and results of operations. Although transaction-based fees have not to date represented a material portion of the Company's net revenues, if and to the extent such revenues become significant, the foregoing factors could result in greater variations in the Company's quarterly operating results and could have a material adverse effect on the Company's business, results of operations and financial condition.

    Due to all of the foregoing factors, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.

RISKS ASSOCIATED WITH NETSCAPE GUIDE BY YAHOO!

    During March 1997, the Company entered into certain agreements with Netscape Communications Corporation ("Netscape") under which the Company has developed and operates an Internet information navigation service called "NETSCAPE GUIDE BY YAHOO!" (the "GUIDE"). The Co-Marketing Agreement provides that revenue from advertising on the GUIDE, which is managed by the Company, is to be shared between the Company and Netscape. Under the terms of the Trademark License Agreement, the Company made a one-time non-refundable trademark license fee payment of $5,000,000 in March 1997 which is being amortized over the initial two-year term, which commenced in May 1997. Under the terms of the Co-Marketing agreement as amended in June 1997, the Company also provided Netscape with a minimum of $4,660,000 in guarantees against shared advertising revenues in the first year of the agreement and up to $15,000,000 in the second year of the agreement, subject in the second year to certain minimum levels of advertising impressions being reached on the GUIDE. Actual payments may be higher and will relate directly to the overall revenue recognized from the GUIDE.

    The Netscape Guide agreement exposes the Company to a number of significant risks and uncertainties, including, without limitation: the risk that the Company will fail to generate sufficient advertising revenue to offset the initial and future guaranteed payments to Netscape, including any failure that results from negative trends in the Web-based advertising business (such as price erosion) or the inability of the Company to rapidly expand their advertising sales and management efforts to match the additional inventory currently anticipated from the Guide; the risk that projected user traffic levels for the Guide will not be achieved, which may be affected by several factors, such as declines or slower growth in the number of users of Netscape's browser product, particularly as a result of continued increases in the market share of other browser products, such as Microsoft Corporation's ("Microsoft") Internet Explorer browser product; the effect of competitive personalized information services from other parties; and the risk that Netscape does not elect to renew the agreement at the end of the two year term, after which the agreement permits Netscape to use certain elements of the user interface developed by the Company without payment of any consideration to the Company. As a result of the foregoing factors, there can be no assurance that the Guide activities will not have a material adverse effect on the Company's business, operating results or financial condition.

COMPETITION

    The market for Internet products and services is highly competitive and competition is expected to continue to increase significantly. There are no substantial barriers to entry in these markets, and the Company expects that competition will continue to intensify. Although the Company currently believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments.

    The Company competes with many other providers of online navigation, information and community services. Many companies offer competitive products or services addressing Web navigation services, including, among others, Digital Equipment Corporation (AltaVista), Excite, Inc. ("Excite"), including WebCrawler and NetFind, the version of Excite's service for America Online ("AOL") users, Infoseek Corporation, Inktomi, Lycos, Inc. (Lycos and A2Z), Open Text Corporation (Open Text Index), C--NET (Snap! Online) and Wired (hotbot). In addition, the Company competes with metasearch services and software applications, such as C--NET's search.com service, that allow a user to search the databases of several directories and catalogs simultaneously. The Company also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products. The Company also faces competition from providers of software and other Internet products and services that incorporate search and retrieval features into their offerings. For example, Web browsers offered by Netscape and Microsoft, which are the most widely used browsers, incorporate prominent search buttons and similar features, such as features based on "push" technologies, that direct search traffic to competing services, including those that may be developed or licensed by such parties. In addition, entities that sponsor or maintain high-traffic Web sites or that provide an initial point of entry for Internet users, such as the Regional Bell Operating Companies or Internet Service Providers ("ISPs") such as Microsoft and AOL, currently offer and could further develop, acquire or license Internet search and navigation functions that compete with those offered by the Company and could take actions that make it more difficult for consumers to find and use Yahoo! services. For example, Microsoft recently announced that it will offer Internet search engine services provided by Inktomi in the Microsoft Network and other Microsoft online properties. The Company expects that such search services may be tightly integrated into the Microsoft operating system, the Internet Explorer browser and other software applications, and that Microsoft may promote such services within the Microsoft Network or through other end-user services such as WebTV. Insofar as Microsoft's Internet navigational offerings may be more conveniently accessed by users than those of the Company, this may provide Microsoft with significant competitive advantages that could have a material adverse effect on the Company's business. A large number of Web sites and online services (including, among others, the Microsoft Network, AOL, and other Web navigation companies such as Excite, Lycos and Infoseek) offer informational and community features, such as news, stock quotes, sports coverage, Yellow Pages and e-mail listings, weather news, chat services and bulletin board listings that are competitive with the services offered by the Company. A number of companies, including HotMail (which was recently acquired by Microsoft) and WhoWhere?, offer Web-based e-mail service similar to those offered by the Company, and such companies have and are expected to continue to provide such services in tandem with larger navigational sites and online services. Several companies, including large companies such as Microsoft and AOL and their affiliates, also are developing or currently offer online information services for local markets, which compete with the Company's regional Yahoo! online properties. The Company also faces intense competition in international markets, including competition from U.S.-based competitors as well as media and online companies that are already well established in those foreign markets. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and distribution resources than the Company. In addition, providers of Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft or Netscape. For example, AOL is a significant shareholder of Excite, and a version of the Excite service (AOL NetFind) has been designated as the exclusive Internet search service for use by AOL's subscribers. Greater competition resulting from such relationships could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company also competes with online services, other Web site operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. The Company believes that the number of companies selling Web-based advertising and the available inventory of advertising space have increased substantially during recent periods.

Accordingly, the Company may face increased pricing pressure for the sale of advertisements and reductions in the Company's advertising revenues.

    The Company believes that the principal competitive factors in its markets are brand recognition, ease of use, comprehensiveness, independence, quality and responsiveness of search results, the availability of targeted content and focused value added products and services, quality and brand appeal, access to end users, and, with respect to advertisers and sponsors, the number of users, duration and frequency of visits and user demographics. Competition among current and future suppliers of Internet navigational and informational services, high-traffic Web sites and ISPs, as well as competition with other media for advertising placements, could result in significant price competition and reductions in advertising revenues. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET; TECHNOLOGICAL CHANGE

    The Company's future success is substantially dependent upon continued growth in the use of the Internet and the Web in order to support the sale of advertising on the Company's online media properties. There can be no assurance that communication or commerce over the Internet will become more widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, operating results and financial condition would be materially and adversely affected. The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new Internet products and services in the near future. Failure of the Company to effectively adapt to technological developments could adversely affect the Company's business, operating results and financial condition.

DEVELOPING MARKET; UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS AND MEDIA
  PROPERTIES

    The markets for the Company's products and media properties have only recently begun to develop, are rapidly evolving and are characterized by an increasing number of market entrants who have introduced or developed information navigation products and services for use on the Internet and the Web. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for the Company's products and media properties is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance either that the market for the Company's products and media properties will develop or that demand for the Company's products or media properties will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and media properties do not achieve or sustain market acceptance, the Company's business, operating results and financial condition will be materially and adversely affected.

RISKS ASSOCIATED WITH BRAND DEVELOPMENT

    The Company believes that establishing and maintaining the "Yahoo!" brand is a critical aspect of its efforts to attract and expand its audience and that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. Promotion and enhancement of the "Yahoo!" brand will depend largely on the Company's success in providing high-quality products and services, which success cannot be assured. In order to attract and retain Internet users and to promote and maintain the "Yahoo!" brand in response to competitive pressures, the Company may find it necessary to increase substantially its financial commitment to creating and maintaining a distinct brand loyalty among consumers. If the Company is unable to provide high-quality products and services or otherwise fails to promote and maintain its brand, or if the Company incurs excessive expenses in an attempt to improve its products and services or promote and maintain its brand, the Company's business, operating results and financial condition will be materially and adversely affected.

RELIANCE ON ADVERTISING REVENUES AND UNCERTAIN ADOPTION OF THE WEB AS AN
  ADVERTISING MEDIUM

    The Company derives substantially all of its revenues from the sale of advertisements on its Web pages under short-term contracts. Most of the Company's advertising customers have only limited experience with the Web as an advertising medium, have not devoted a significant portion of their advertising expenditures to Web-based advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. The Company's ability to generate significant advertising revenues will depend upon, among other things, advertisers' acceptance of the Web as an effective and sustainable advertising medium, the development of a large base of users of the Company's services possessing demographic characteristics attractive to advertisers, and the ability of the Company to continue to develop and update effective advertising delivery and measurement systems. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support Web-based advertising as a significant advertising medium. In addition, there can be no assurance that the advertisers will determine that banner advertising, which comprises substantially all of the Company's revenues, is an effective advertising medium, and there can be no assurance that the Company will effectively transition to any other forms of Web-based advertising, should they develop. Certain advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. There also can be no assurance that the Company's advertising customers will accept the internal and third-party measurements of impressions received by advertisements on Yahoo! and the Company's online media properties, or that such measurements will not contain errors. The Company relies primarily on its internal advertising sales force for domestic advertising sales, which involves additional risks and uncertainties, including (among others) risks associated with the recruitment, retention, management, training and motivation of sales personnel. As a result of these factors, there can be no assurance that the Company will sustain or increase current advertising sales levels. Failure to do so will have a material adverse effect on the Company's business, operating results and financial position.

SUBSTANTIAL DEPENDENCE UPON THIRD PARTIES

    The Company depends substantially upon third parties for several critical elements of its business including, among others, technology and infrastructure, content development and distribution activities.

    TECHNOLOGY AND INFRASTRUCTURE. The Company supplements its Internet directory listings with full-text Web search results provided by AltaVista, a division of Digital Equipment Corporation ("Digital"), under a non-exclusive agreement. The Company believes that these search results provide a key competitive element for its Internet navigation services. The Company therefore depends substantially upon ongoing maintenance and technical support from Digital to ensure accurate and rapid presentation of such search results to the Company's customers. In addition, any termination of the agreement with Digital or Digital's failure to renew such agreement upon expiration could result in substantial additional costs to the Company in developing or licensing replacement technology, and could result in a loss of levels of use of the Company's navigational services. The Company also relies principally on a private third-party provider, GlobalCenter, Inc. ("GlobalCenter"), for the Company's Internet connections. Additionally, e-mail service Internet connections are provided by GTE. Any disruption in the Internet access provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could have a material adverse effect on the Company's business, operating results and financial condition. The Company also licenses technology and related databases from third parties for certain elements of Yahoo! properties, including, among others, technology underlying news, stock quotes and current financial information, chat services, street mapping, telephone listings and similar services. The Company has experienced and expects to continue to experience interruptions and delays in service and availability for such elements, such as recent interruptions in the Company's stock quote services. Any errors, failures or delays experienced in connection with these third party technologies and information services could negatively impact the Company's relationship with users and adversely affect the Company's brand and its business, and could expose the Company to liabilities to third-parties.

    CONTENT DEVELOPMENT. A key element of the Company's strategy involves the implementation of Yahoo!-branded media properties targeted for interest areas, demographic groups and geographic areas. In these efforts, the Company has relied and will continue to rely substantially on content development and localization efforts of third parties. For example, the Company has entered into an agreement with Ziff-Davis pursuant to which Ziff-Davis publishes an online publication and a print magazine under the "Yahoo!" brand. The Company also expects to rely substantially on third party affiliates, including Softbank in Japan and Korea, Rogers Communications ("Rogers") in Canada, and Ziff-Davis in certain European countries, to localize, maintain and promote these services and to sell advertising in local markets. There can be no assurance that the Company's current or future third-party affiliates will effectively implement these properties, or that their efforts will result in significant revenue to the Company. Any failure of these parties to develop and maintain high-quality and successful media properties also could result in unfavorable dilution to the "Yahoo!" brand.

    DISTRIBUTION RELATIONSHIPS. In order to create traffic for the Company's online properties and make them more attractive to advertisers and consumers, the Company has entered into certain distribution agreements and informal relationships with leading Web browser providers (Microsoft and Netscape), operators of online networks and leading Web sites, and computer manufacturers, such as Compaq Computer and Gateway 2000. The Company believes these arrangements are important to the promotion of the Company's online media properties particularly among new Web users who may first access the Web through these browsers, services, Web sites or computers. The Company's business relationships with these companies consist of arrangements for the positioning of access to Yahoo! properties on Web browsers and cooperative marketing programs and licenses to include YAHOO! in online networks or services offered by these parties, which are intended to increase the use and visibility of YAHOO!. These distribution arrangements typically are not exclusive, and may be terminable upon little or no notice. Third parties that provide distribution channels for the Company may also assess fees or otherwise impose additional conditions on the listing of YAHOO! or other online properties of the Company, such as Netscape's requirement of substantial payments for placement of YAHOO! on the "Net Search" Web page accessible from a button on the Netscape Web browser. In addition, these companies may terminate or reduce their joint marketing activities with the Company. Any such events could have a material adverse effect on the Company's business, results of operations and financial condition.

ENHANCEMENT OF YAHOO! PROPERTIES AND DEVELOPMENT OF NEW PROPERTIES

    To remain competitive, the Company must continue to enhance and improve the functionality, features and content of the YAHOO! main site, as well as the Company's other branded media properties. There can be no assurance that the Company will be able to successfully maintain competitive user response times or implement new features and functions, such as new search capabilities, greater levels of user personalization, localized content filter and information delivery through "push" or other methods, which will involve the development of increasingly complex technologies. The Company also expects that personalized information services, such as the Company's recently launched Web-based e-mail service, will require significantly greater expenses associated with, among other things, increased server capacity and equipment and requirements for additional customer support personnel and systems. To the extent such additional expenses are not offset by additional revenues from such personalized services, the Company's financial results will be adversely affected.

    The Company's future success also depends in part upon the timely processing of Web site listings submitted by users and Web content providers, which have increased substantially in recent periods. The Company has from time to time experienced significant delays in the processing of submissions, and further delays could have a material adverse effect on the Company's goodwill among Web users and content providers, and on the Company's business.

    A key element of the Company's business strategy is the development and introduction of new "Yahoo!" branded online properties targeted for specific interest areas, user groups with particular demographic characteristics and geographic areas. There can be no assurance that the Company will be successful in developing, introducing and marketing such products or media properties or that such products and media properties will achieve market acceptance, enhance the Company's brand name recognition or increase traffic on Yahoo!'s online properties. Furthermore, enhancements of or improvements to YAHOO! or new media properties may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of the Company's brand name recognition. The Company's ability to successfully develop additional targeted media properties depends substantially on use of YAHOO! to promote such properties. If use of YAHOO! fails to continue to grow, the Company's ability to establish other targeted properties would be adversely affected. Any failure of the Company to effectively develop and introduce these properties, or failure of such properties to achieve market acceptance, could adversely affect the Company's business, results of operations and financial condition.

INVESTMENTS IN AFFILIATES

    The Company has made equity investments in affiliated companies that are involved in the commercialization of "Yahoo!" branded online properties, such as versions of YAHOO! localized for foreign markets. The Company currently intends to continue to make significant additional investments in such companies from time to time in the future, as well as other companies involved in the development of technologies or services that are complementary or related to the Company's business. These affiliated companies typically are in an early stage of development and may be expected to incur substantial losses. As a result, the Company has recorded and expects to continue to record a share of the losses in such affiliates attributable to the Company's ownership, which losses have had and will continue to have an adverse effect on the Company's results of operations. Furthermore, there can be no assurance that any investments in such companies will result in any return nor can there be any assurance as to the timing of any such return, or that the Company will not lose its entire investment.

MANAGEMENT OF POTENTIAL GROWTH

    The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. To manage its potential growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The Company also expects that its operational and management systems will face additional strain as a result of the Company's recent acquisition of Four11 Corporation. The process of managing advertising within large, high traffic Web sites such as those in the Yahoo! network is an increasingly important and complex task. The Company relies on both internal and licensed third party advertising inventory management and analysis systems. To the extent that any extended failure of the Company's advertising management system results in incorrect advertising insertions, the Company may be exposed to "make good" obligations with its advertising customers, which, by displacing advertising inventory, could defer advertising revenues and thereby have a material adverse effect on the Company's business, operating results and financial condition. Failure of the Company's advertising management systems to effectively track and provide accurate and timely reports on advertising results also could negatively effect the Company's relationships with advertisers and thereby have an adverse effect on the Company's business. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit the Company's market opportunity. Any inability to effectively manage growth, if any, could have a material adverse effect on the Company's business, operating results and financial condition.

RISK OF CAPACITY CONSTRAINTS AND SYSTEMS FAILURES

    The Company is dependent on its ability to effectively serve a high volume of use of its online media properties. Accordingly, the performance of the Company's online media properties is critical to the Company's reputation, its ability to attract advertisers to the Company's Web sites and to achieve market acceptance of these products and media properties. Any system failure that causes interruption or an increase in response time of the Company's products and media properties could result in less traffic to the Company's Web sites and, if sustained or repeated, could reduce the attractiveness of the Company's products and media properties to advertisers and licensees. An increase in the volume of queries conducted through the Company's products and media properties could strain the capacity of the software or hardware deployed by the Company, which could lead to slower response time or system failures, and adversely affect the number of impressions received by advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages and users increase, there can be no assurance that the Company's products and media properties and infrastructure will be able to scale accordingly. The Company also faces technical challenges associated with higher levels of personalization and localization of content delivered to users of its services, which adds strain to the Company's development and operational resources. For example, personalized information services, such as Web-based email services, involve increasingly complex technical and operational challenges, and there can be no assurance that the Company will successfully implement and scale such services to the extent required by any growth in the number of users of such services, or that the failure to do so will not materially and adversely affect the goodwill of users of these services, or negatively affect the Company's brand and reputation. The Company is also dependent upon Web browsers and Internet and online service providers for access to its products and media properties. In particular, a private third party provider, GlobalCenter, provides the Company's principal Internet connections. In the past, users have occasionally experienced difficulties due to system failures, including failures unrelated to the Company's systems. Additionally, email service Internet connections are provided by GTE. Any disruption in the Internet access provided by these third-party providers or any failure of these third-party providers to handle higher volumes of user traffic could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment used to deliver the Company's products and services.

    The Company's operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, substantially all of the Company's network infrastructure is located in Northern California, an area susceptible to earthquakes, which also could cause system outages or failures. The Company does not presently have a disaster recovery plan or redundant, multiple site capacity in the event of any such occurrence. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. For example, the Company recently experienced an unauthorized access by a third-party to the Company's website. The occurrence of any of these events could result in interruptions, delays or cessations in service to Yahoo! users, which could have a material adverse effect on the Company's business, operating results and financial condition.

INTEGRATION OF ACQUISITIONS

    As part of its business strategy, the Company expects to enter into business combinations. For example, the Company recently acquired Four11 Corporation, a privately held online communications and directory company. Acquisition transactions are accompanied by a number of risks, including, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired technology or content and rights into the Company's products and media properties, expenses associated with the transactions (such as expenses of approximately $4 million that the Company expects to incur in the fourth quarter of 1997 in connection with the acquisition of Four11 Corporation) additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired businesses. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

TRADEMARKS AND PROPRIETARY RIGHTS

    The Company regards its copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and the Company relies upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of its trademarks in the United States and (based upon anticipated use) internationally, and has applied for the registration of certain of its trademarks, including "Yahoo!" and "Yahooligans!". Effective trademark, copyright and trade secret protection may not be available in every country in which the Company's products and media properties are distributed or made available through the Internet. The Company has licensed in the past, and it expects that it may license in the future, elements of its distinctive trademarks, trade dress and similar proprietary rights to third parties, including in connection with branded mirror sites of YAHOO!, and other media properties and merchandise that may be controlled operationally by third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that could materially and adversely affect the value of the Company's proprietary rights or the reputation of its products and media properties, either of which could have a material adverse effect on the Company's business. Also, the Company is aware that third parties have from time to time copied significant portions of YAHOO! directory listings for use in competitive Internet navigational tools and services, and there can be no assurance that the distinctive elements of YAHOO! will be protectible under copyright law. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company.

    Many parties are actively developing search, indexing and related Web technologies at the present time. The Company believes that such parties have taken and will continue to take steps to protect these technologies, including seeking patent protection. As a result, the Company believes that disputes regarding the ownership of such technologies are likely to arise in the future.

DEPENDENCE ON KEY PERSONNEL

    The Company's performance is substantially dependent on the performance of its senior management and key technical personnel. In particular, the Company's success depends substantially on the continued efforts of its senior management team. The Company does not carry key person life insurance on any of its senior management personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, operating results and financial condition of the Company.

    The Company's future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key managerial and technical employees or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material and adverse effect upon the Company's business, operating results and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    There are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. For example, although the Communications Decency Act was held to be unconstitutional, there can be no assurance that similar legislation will not be enacted in the future, and it is possible that such legislation could expose the Company to substantial liability. Such legislation could also dampen the growth in use of the Web generally and decrease the acceptance of the Web as a communications and commercial medium, and could, thereby, have a material adverse effect on the Company's business, results of operations and financial condition. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. In addition, several telecommunications carriers are seeking to have telecommunications over the Web regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association ("ACTA") has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Web could increase substantially, potentially slowing the growth in use of the Web, which could in turn decrease the demand for the Company's products and media properties. Also, it is possible that laws will be adopted or current laws interpreted in a manner to impose liability on online service providers such as the Company for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights of others. Such laws and regulations if enacted could have an adverse effect on the Company's business, operating results and financial condition. Moreover, the applicability to the Internet of the existing laws governing issues such as property ownership, copyright defamation, obscenity and personal privacy is uncertain, and the Company may be subject to claims that its services violate such laws. Any such new legislation or regulation or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, operating results and financial condition.

    Due to the global nature of the Web, it is possible that, although transmissions by the Company over the Internet originate primarily in the State of California, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations and financial condition.

LIABILITY FOR INFORMATION SERVICES AND COMMERCE-RELATED ACTIVITIES

    Because materials may be downloaded by the online or Internet services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. In addition, the Company could be exposed to liability with respect to the selection of listings that may be accessible through the Company's Yahoo!-branded products and media properties, or through content and materials that may be posted by users in classifieds, bulletin board and chat room services offered by the Company. Such claims might include, among others, that by providing hypertext links to Web sites operated by third parties, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is also possible that if any information provided through the Company's services, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against the Company for losses incurred in reliance on such information. In connection with the acquisition of Four11 Corporation, the Company recently began offering Web-based email services, which expose the Company to potential risks, such as liabilities or claims resulting from unsolicited email (spamming), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service.

    The Company also from time to time enters into arrangements to offer third party products and services under the "Yahoo!" brand or via distribution on Yahoo! properties. For example, the Company recently announced an agreement with GeoCities under which GeoCities will offer free home page services and certain related products to Yahoo! users. The Company also recently announced an arrangement with AudioNet, an Internet-based broadcast network, whereby links to AudioNet's site and content will be distributed via Yahoo! properties. These business arrangements involve additional legal risks, such as potential liabilities for content posted by free home page users or made available by other third party providers. The Company may be subject to claims concerning such services or content by virtue of the Company's involvement in marketing, branding or providing access to such services, even if the Company does not itself host, operate, or provide such services. While the Company's agreements with these parties often provide that the Company will be indemnified against such liabilities, there can be no assurance that such indemnification, if available, will be adequate.

    From time to time, the Company enters into agreements with sponsors, content providers, service providers and merchants under which the Company is entitled to receive a share of revenue from the purchase of goods and services by users of the Company's online properties. Such arrangements may expose the Company to additional legal risks and uncertainties, including (without limitation) potential liabilities to consumers of such products and services. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

    A key part of the Company's strategy is to develop "Yahoo!" branded online properties in international markets. The Company has developed and operates, through joint ventures with Softbank and related entities, versions of YAHOO! localized for Japan, Germany, France, the U.K and Korea. The

Company offers a version of YAHOO! localized for Canada under an agreement with Rogers Communications, and the Company operates localized or mirror versions of YAHOO! through wholly owned subsidiaries in Australia and Singapore.

    To date, the Company has only limited experience in developing localized versions of its products and marketing and operating its products and services internationally, and the Company relies substantially on the efforts and abilities of its foreign business partners in such activities. The Company has experienced and expects to continue to experience higher costs as a percentage of revenues in connection with international online properties than domestic online properties. If the international revenues are not adequate to offset investments in such activities, the Company's business, operating results and financial condition could be materially adversely affected. The Company may experience difficulty in managing international operations as a result of distance as well as language and cultural differences, and there can be no assurance that the Company or its partners will be able to successfully market and operate its products and services in foreign markets. The Company also believes that in light of substantial anticipated competition, it will be necessary to move quickly into international markets in order to effectively obtain market share, and there can be no assurance that the Company will be able to do so. In addition to the uncertainty as to the Company's ability to continue to generate revenues from its foreign operations and expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity in certain other parts of the world and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, operating results and financial condition.

CONCENTRATION OF STOCK OWNERSHIP

    As of December 31, 1997, the present directors, executive officers, greater than 5% shareholders and their respective affiliates beneficially owned approximately 68% of the outstanding Common Stock of the Company. As of December 31, 1997, Softbank beneficially owned approximately 31% of the outstanding Common Stock of the Company. As a result of their ownership, the directors, executive officers, greater than 5% shareholders (including Softbank) and their respective affiliates collectively are able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

VOLATILITY OF STOCK PRICE

    The trading price of the Company's Common Stock has been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by the Company or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, and news reports relating to trends in the Company's markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's Common Stock, regardless of the Company's operating performance.

LEGAL PROCEEDINGS

    In July 1997, GTE New Media Services Incorporated ("GTE New Media"), an affiliate of GTE, filed suit in Dallas, Texas, against Netscape Communications Corporation ("Netscape") and the Company, in which GTE New Media made a number of claims relating to the inclusion of certain Yellow Pages hypertext links in the "Netscape Guide by Yahoo!", an online navigational property operated by the

Company under an agreement with Netscape. In this lawsuit, GTE New Media has alleged, among other things, that by including links to the Yellow Pages service operated by several Regional Bell Operating Companies (the "RBOCs") within the Netscape Guide, the Company has tortiously interfered with an alleged contractual relationship between GTE New Media and Netscape relating to placement of links by Netscape for a Yellow Pages service operated by GTE New Media. GTE New Media seeks injunctive relief as well as actual and punitive damages. In October 1997, GTE New Media brought suit in the U.S. District Court for the District of Columbia, against the RBOCs, Netscape and the Company, in which GTE alleges, among other things, that the alleged exclusion of the GTE New Media Yellow Pages from the Netscape Guide Yellow Pages service violates federal antitrust laws, and GTE New Media seeks injunctive relief and damages (trebled under federal antitrust laws) from such alleged actions. The Company believes that the claims against the Company in these lawsuits are without merit and intends to contest them vigorously. Although the Company cannot predict with certainty the outcome of these lawsuits or the expenses that may be incurred in defending the lawsuits, the Company does not believe that the result in the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

    From time to time the Company has been, and expects to continue to be, subject to other legal proceedings and claims in the ordinary course of its business, including, among others, contractual disputes with advertisers and content distribution providers, and claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Although the Company cannot predict the outcome of any proceeding, the Company is not currently aware of any such legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's financial position or results of operations.

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of shareholders to take action by written consent and limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. In addition, effective upon qualification of the Company as a "listed corporation," as defined in Section 301.5(d) of the California Corporations Code, the Company's charter documents eliminated cumulative voting and provide that, at such time as the Company has at least six directors, the Company's Board of Directors will be divided into two classes, each of which serves for a staggered two-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALE

    As of December 31, 1997, the Company had outstanding 44,950,083 shares of Common Stock, and options to purchase a total of approximately 11,576,213 shares of the Company's Common Stock under the Company's stock option plans. Of these shares, an estimated number of 2,322,897 shares recently issued or that may be issued or sold in connection with acquisition and investment transactions (including the recent acquisition of Four11 Corporation and the GeoCities Transaction) will be tradeable pursuant to registra-tion statements (including the registration statement of which this prospectus is part). Sales of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. See "Selling Shareholders."

                                USE OF PROCEEDS

    The proceeds from the sale of the shares are solely for the account of the Selling Shareholders. Accordingly, the Company will not receive any proceeds from the sale of the shares from the Selling Shareholders.

              ACQUISITION OF COMMON STOCK BY SELLING SHAREHOLDERS

    On December 31, 1997, the Company, Softbank, GeoCities and certain GeoCities shareholders (the "GeoCities Shareholders") entered into a Stock Purchase Agreement (the "Agreement") pursuant to which each of the Company and Softbank agreed to acquire from GeoCities and the GeoCities Shareholders certain shares of GeoCities capital stock. In connection with the acquisition of such securities, the Company has issued to GeoCities and the GeoCities Shareholders an aggregate of 78,079 shares of the Company's Common Stock and Softbank has initially transferred to GeoCities and the GeoCities Shareholders a total of 278,000 shares of the Company's Common Stock; and Softbank has agreed in addition to pay a total of approximately $28.0 million to GeoCities and the GeoCities Shareholders in cash or by delivery of shares of the Company's Common Stock upon completion of the GeoCities Transaction. The actual number of Shares that may be transferred by Softbank in lieu of cash would be determined upon completion of the GeoCities Transaction (expected in late January 1998) based upon the trading price of the Company's Common Stock during certain periods preceding the date of the final closing of the GeoCities Transaction. Based upon a price per Share of $64.00, which is the average of the high and low sale prices of the Company's Common Stock reported on the Nasdaq National Market on January 5, 1998, an aggregate of up to 722,984 Shares, including the initial transfer, may be transferred by Softbank to GeoCities and the GeoCities Shareholders upon the completion of the GeoCities Transaction. The Company cannot predict the actual trading price of the Common Stock in any future period, and therefore the actual number of Shares that may be transferred by Softbank to GeoCities and the GeoCities Shareholders may be higher or lower than the number stated herein. In connection with the Agreement, the Company agreed to register the resale of all shares of the Company's Common Stock acquired by GeoCities and the GeoCities Shareholders in the transaction.

                              SELLING SHAREHOLDERS

    The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of January 7, 1998 by each Selling Shareholder, assuming for this purpose that Softbank pays the entire remaining consideration for the GeoCities Transaction through shares of the Company's Common Stock. Except as indicated, none of the Selling Shareholders has held any position or office or had any other material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                                           SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                             OWNED(1) PRIOR                                    OWNED(1) AFTER
                                             TO THE OFFERING                SHARES OFFERED     THE OFFERING(2)
                                          ---------------------                BY THIS       -------------------
     SELLING SHAREHOLDERS             SHARES                PERCENT           PROSPECTUS           SHARES
------------------------------      ----------              -------         --------------   -------------------
Bohnett, David C..............              139,144         *                  139,144                         0
Chase Venture Capital
  Associates, L.P.(3).........               83,908         *                   83,908                         0
The fl@tiron Fund LLC(4)......               10,534         *                   10,534                         0
GeoCities(5)..................              316,392         *                  316,392                         0
InnoCal, L.P.(6)..............              118,848         *                  118,848                         0
Intel Corporation.............              125,600         *                  125,600                         0
Venture Lending, a division of
  Cupertino National Bank &
  Trust.......................                6,636         *                    6,636                         0


     SELLING SHAREHOLDERS             PERCENT
------------------------------        -------
Bohnett, David C..............        *
Chase Venture Capital
  Associates, L.P.(3).........        *
The fl@tiron Fund LLC(4)......        *
GeoCities(5)..................        *
InnoCal, L.P.(6)..............        *
Intel Corporation.............        *
Venture Lending, a division of
  Cupertino National Bank &
  Trust.......................        *

------------------------

 *  Less than one percent of the Company's outstanding Common Stock.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of January 7, 1998 through the exercise of any stock option or other right. In the event that Softbank elects to deliver shares of Common Stock to GeoCities and the GeoCities Shareholders, the actual total number of Shares that may be transferred by Softbank would be determined upon completion of the GeoCities Transaction (expected in late January 1998) based upon the trading price of the Company's Common Stock during certain periods preceding the date of the final closing of the GeoCities Transaction. Solely for the purposes of presentation in the table above, the number of Shares to be transferred to certain of the Selling Shareholders has been computed based upon a price per Share of $64.00, which is the average of the high and low sale prices of the Company's Common Stock reported on the Nasdaq National Market on January 5, 1998. The Company cannot predict the actual trading price of the Common Stock in any future period, and therefore the actual number of Shares that may be transferred by Softbank to certain of the Selling Shareholders may be higher or lower than the number presented above. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) Assumes that each Selling Shareholder will sell all of the Shares set forth above under "Shares Offered By This Prospectus." There can be no assurance that the Selling Shareholders will sell all or any of the Shares offered hereunder.

(3) Assumes the sale of 34,507 of these Shares by Chase Venture Capital Associates, L.P. in lieu of Softbank. See footnote 1.

(4) Assumes the sale of 3,760 of these Shares by The fl@tiron Fund LLC in lieu of Softbank. See footnote 1.

(5) Assumes the sale of 296,151 of these Shares by GeoCities in lieu of Softbank. See footnote 1. GeoCities and the Company are parties to a Codistribution Agreement dated as of December 31, 1997. The Company, Softbank, an affiliate of the Company, and certain affiliates of Softbank are shareholders of GeoCities. In addition, Softbank Corporation, an affiliate of Softbank, has created a joint venture with GeoCities named GeoCities Japan Corporation.

(6) Assumes the sale of 110,566 of these Shares by Innocal, L.P. in lieu of Softbank. See footnote 1.

    In lieu of the sale of up to 444,984 shares of the Company's Common Stock by certain of the Selling Shareholders listed in the above table, Softbank may sell directly up to an equal number of shares of the Company's Common Stock pursuant to this Prospectus in order to fund Softbank's obligation to make cash payments in the GeoCities Trnsaction. See "Acquisition of Common Stock by Selling Shareholders." As of January 7, 1998, Softbank beneficially owned 13,914,842 shares of the Company's Common Stock, representing approximately 31.0% of the Company's outstanding Common Stock. In the event that Softbank sells all of the 444,984 shares in lieu of certain Selling Shareholders, Softbank will beneficially own 13,469,858 shares of the Company Common Stock after such sale, representing approximately 30.0% of the Company's outstanding Common Stock. The number of shares that may be sold by Softbank hereunder to fund cash payments in the GeoCities Transaction may vary depending upon the trading price of the Company's Common Stock. Softbank is a significant shareholder of the Company, and Softbank and certain of its affiliates have entered into a number of business agreements with the Company. See "Certain Transactions" in the Company's definitive Proxy Statement dated March 25, 1997 and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which information is incorporated herein by reference.

                              PLAN OF DISTRIBUTION

    Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Company's Common Stock short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. In effecting sales, brokers, dealers or agents engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. The Selling Shareholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities arising under the Securities Act.

    Broker-dealers and agents may receive commissions from the Selling Shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated prior to the sale. Usual and customary brokerage fees will be paid by the Selling Shareholders. Broker-dealers may agree with the Selling Shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    The Company has advised the Selling Shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and their affiliates. The Selling Shareholders have advised the Company that during such time as the Selling Shareholders may be engaged in the attempt to sell shares registered hereunder, they will: (i) not engage in any stabilization activity in connection with any of the Company's securities; (ii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act;
(iii) not effect any sale or distribution of the Shares until after the Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and (iv) effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

    The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Company has agreed to maintain the effectiveness of this Registration Statement with respect to the shares of Common Stock offered hereunder by the Selling Shareholders until six months following the completion of the GeoCities Transaction, which is expected to occur in mid-January 1998. No sales may be made pursuant to this Prospectus after such date unless the Company amends or supplements this Prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the Selling Shareholders will sell all or any of the shares of Common Stock offered hereunder.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to the Company. As of January 12,

1998, certain attorneys of Venture Law Group owned in the aggregate approximately 2,988 shares of Common Stock of the Company.

                                    EXPERTS

    The consolidated financial statements of Yahoo! Inc. incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the supplementary consolidated financial statements of Yahoo! Inc. and the financial statements of Four11 Corporation, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated October 14, 1997 (as amended October 30, 1997) have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accountancy.